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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                                MedicalCV, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  584639 10 8
           --------------------------------------------------------
                                 (CUSIP Number)

                                 Paul K. Miller
                               1809 Lydia Avenue
                            St. Paul, Minnesota 55113
                                 (651) 636-8968
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 27, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                       (Continued on following pages)


                               (Page 1 of 5 Pages)

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CUSIP No. 584639 10 8                13D                 Page 2 of 5 Pages
          -----------                                        ---  ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PAUL K. MILLER
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

              PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

              / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

              MINNESOTA
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                    1,595,580*
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                       120,000**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                       1,595,580*
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                       120,000**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,715,580*
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

* Includes 100,000 units, each unit consisting of one share of common stock and one redeemable Class A Warrant. Also includes warrants to purchase 100,000 shares and options to purchase 28,000 shares, all of which are exercisable within 60 days of the date hereof.
** Represents shares owned by Gracon Contracting Co., an entity over which Mr. Miller exercises control.


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Paul K. Miller (the "Reporting Person") hereby amends his statement on
Schedule 13D (the "Schedule 13D") originally filed on November 27, 2001, with respect to his beneficial ownership of shares of common stock, par value $0.01 per share, of MedicalCV, Inc., a Minnesota corporation ("MCV"). Item 3 and Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On November 27, 2001, MCV issued 1,500,000 units to the underwriter of its initial public offering. Each unit consists of one share of common stock and one redeemable Class A Warrant. Each Class A Warrant becomes exercisable and may be transferred separately from the common stock commencing May 20, 2003. Each Class A Warrant entitles the holder to purchase, at any time until November 20, 2004, one share of common stock at an exercise price of $6.50 per share, subject to customary anti-dilution adjustments. MCV may redeem the Class A Warrants for $0.01 per warrant at any time once they become exercisable, upon ten business days' written notice, if the closing price of MCV's common stock or units exceeds $8.50, subject to customary anti-dilution adjustments, for any ten consecutive trading days before such notice. In connection with MCV's initial public offering, the Reporting Person used personal funds to purchase 100,000 units from the underwriter at a price of $4.50 per unit, for an aggregate consideration of $450,000.

        The Reporting Person purchased 1,367,580 of the shares reported herein using personal funds. Such transactions took place between August 14, 1992, and May 4, 2001, at prices between $1.00 and $5.00 per share. Gracon Contracting Co. purchased 120,000 of the shares reported herein using working capital. Such transaction took place on September 13, 2000, at a price of $2.50 per share.

        In August 1999, MCV obtained a bank line of credit from Riverside Bank, which was subsequently acquired by Associated Bank Minnesota. The loan was extended to MCV on the condition that it be personally guaranteed by the Reporting Person. Under an agreement entered into by the Reporting Person and MCV on August 31, 1999, the Reporting Person personally guaranteed such indebtedness. To induce the Reporting Person to guarantee such indebtedness, MCV issued to the Reporting Person, on November 22, 1999 and December 6, 2000, warrants to purchase an aggregate of 100,000 shares of common stock exercisable at $2.00 per share. These warrants expire on November 19, 2004.

        Between January 4, 1995 and August 15, 2000, MCV granted options under MCV's 1993 Director Stock Option Plan to the Reporting Person to purchase an aggregate of 43,000 shares of MCV common stock exercisable at prices between $1.00 and $5.00 per share in consideration of the Reporting Person's service on MCV's board of directors, consisting of the following:

            - Option to purchase 5,000 shares at $1.00 per share granted on January 4, 1995, and exercised in full on October 30, 1998.

            - Option to purchase 5,000 shares at $1.12 per share granted on August 15, 1995, and exercised in full on October 30, 1998.

            - Option to purchase 5,000 shares at $1.25 per share granted on August 15, 1996, and exercised in full on October 30, 1998.

            - Option to purchase 5,000 shares at $5.00 per share granted on August 15, 1997, which expires on November 4, 2002.

            - Option to purchase 2,000 shares at $5.00 per share granted on December 13, 1997, which expires on November 4, 2002.


                                      -3-
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            -  Option to purchase 7,000 shares at $5.00 per share granted on
               August 15, 1998, which expires on August 15, 2003.

            - Option to purchase 6,000 shares at $5.00 per share granted on August 15, 1999, which expires on August 15, 2004.

            - Option to purchase 1,000 shares at $5.00 per share granted on November 15, 1999, which expires on November 15, 2004.

            - Option to purchase 7,000 shares at $2.50 per share granted on August 15, 2000, which expires on August 15, 2005.

        The foregoing options were granted pursuant to MCV's 1993 Directors Stock Option Plan and each option fully vests on the first anniversary of the date of grant. The exercise prices of such options reflect the fair market value of MCV common stock on the date of grant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date hereof, the Reporting Person beneficially owned 1,715,580 shares of common stock, representing 21.5% of the class.

        (b) The Reporting Person has sole power to vote and to dispose of 1,595,580 shares of common stock, including 100,000 shares of common stock underlying units. The Reporting Person has shared power to vote and to dispose of 120,000 shares of common stock. The Reporting Person shares this power with Gracon Contracting Co., an entity over which the Reporting Person exercises sole control. Gracon Contracting Co., a Minnesota corporation, owns and operates a medical clinic building in Minneapolis, Minnesota. The business address of Gracon Contracting Co. is 60 24th Avenue South, Suite B12, Minneapolis, Minneapolis 55454.

        (c)   See Item 3.

        (d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

        (e)   Not applicable.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       NOVEMBER 30, 2001
                                       -----------------------------------
                                       (Date)

                                       /s/ Paul K. Miller
                                       -----------------------------------
                                       (Signature)

                                       Paul K. Miller
                                       Director
                                       MEDICALCV, INC.
                                       -----------------------------------
                                       (Name/Title)


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